US SEC EXEMPTION
FILE NO. 82-3572

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS PCIBANK TOWER ADB AVE., COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 • FAX NO.: 633-9387 OR 633-9207

October 9, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.[redacted]
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Corporate Governance Manual of JG Summit Holdings, Inc. under transmittal letter to the Philippine SEC dated August 29, 2002;

2. SEC Form 17-C dated September 23, 2002 re disclosure on sale and acquisition by Directors of JG Summit Holdings, Inc. shares;

3. SEC Form 17-C dated September 30, 2002 re subsidiary's acquisition of shares;

4. SEC Form 17-C dated October 2, 2002 re subsidiary's acquisition of shares;

5. SEC Form 17-C dated October 4, 2002 re subsidiary's acquisition of shares;

6. SEC Form 23-B re Statement of Changes in Beneficial Ownership of Securities of Mr. John Gokongwei, Jr. as Director and 10% Beneficial Owner for the month of September 2002;

7. SEC Form 23-B re Statement of Changes in Beneficial Ownership of Securities of Mr. Lance Y. Gokongwei as Director and Officer for the month of September 2002.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/10/9/02

PSE Code HO-180

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1		Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

JG SUMMIT HOLDINGS, INC.
CORPORATE GOVERNANCE MANUAL

N/A
Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ____________ LCU ____________

Document I.D. ____________ Cashier ____________

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD., ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 29, 2002

Ms. Justina F. Callangan
Director
Corporate Finance Department
Securities and Exchange Commission
Mandaluyong City, Metro Manila

Dear Ms. Callangan,

In accordance with SEC Memorandum Circular No. 2 (Series of 2002) dated April 5, 2002, JG Summit Holdings, Inc. is hereby submitting its Corporate Governance Manual.

We would also like to highlight contents of the sample SEC Corporate Governance Manual template that we did not adopt in our Company's Corporate Governance Manual (please see attached).

Thank you.

Sincerely yours,

JAMES L. GO
Chairman of the Board

Reference No.	Portions Deleted or Amended	Document No.	Remarks
	• Oversight functions of the Audit, Nomination and Remuneration and Compensation Committees		• Role of the Audit, Nomination and Remuneration and Compensation Committees are recommendatory since final decisions on said matters are the responsibility of the Board of Directors.
2.2.2.1.2	• Role of the Nomination Committee to re-define the role, duties and responsibilities of the CEO by integrating the dynamic requirements of the business as a going concern and future expansionary prospects within the realm of good corporate governance at all times.		• It is the prerogative of the Board of Directors to define the role, duties, and responsibilities of the CEO.
2.2.2.1.3	• The role of the Nomination Committee in considering guidelines "in the determination of the number of directorships for the Board.	3200,4.2	• The underlined text phrase was replaced with "In selecting nominee(s) for the directorships of the Board." • Item was rephrased to imply the criteria to be used in qualifying an individual for the directorship of the Board.
2.2.2.1.4	• The provision wherein the CEO and other executive directors submit themselves to a low indicative limit on membership in other corporate Boards. The same low limit shall apply to independent, non-executive directors who serve as full-time executives in other corporations.	3200,4.3	• The portion was deleted since guidelines in the selection of nominees for directorships would be recommended by the Nomination Committee for Board approval.
2.2.2.3.2	• Function of the Audit Committee to perform oversight ***financial*** management functions specifically in the areas of managing credit, market, liquidity, operational, legal and other risks of Corporation, and crisis management	3100,3.2	• Term "financial" was replaced by "risk" (as indicated in bold and italic). The item highlights risk Management rather than financial Management. • Likewise, the Audit Committee will provide independent assessment and recommendations to the Board instead of having oversight function.
2.2.2.3.2	• Elevation to international standards the accounting and auditing processes, practices and methodologies, and develop the following in relation to this reform: • A definitive timetable within which the accounting system of Corporation will be 100% International Accounting Standard (IAS) compliant. • An accountability statement that will specifically identify officers and/or personnel directly responsible for the accomplishment of such task.	3100,4.9	This portion was amended. The Corporation shall abide with pertinent accounting standards and pertinent regulations.

2.3.4.4	• Corporation's external auditor shall be rotated or the handling partner shall be changed every five (5) years or earlier.	3100,4.11.2	• External Auditor or handling partner may be rotated based on recommendation of the Audit Committee to the Board
2.3.4.5	• If an external auditor believes that the statements made in the Corporation's annual report, information statement or proxy statement filed during his engagement is incorrect or incomplete, he shall present his views in said reports.		• Item was removed from the manual as it refers to the responsibility of the External Auditor and already beyond the scope of the Compliance Officer's function.
4.2	• Requirement of a director to attend a seminar on corporate governance which shall be conducted by a duly recognized private or government institute	2000,4.2	• This was made as an optional requirement due to internal orientation-training program and work and Board experience of the new Director

-o0o-

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

2002 AUG 30 PM 4: 13

CERTIFICATION

This is to certify that **JG Summit Holdings, Inc.** will abide by the principles and rules of the Code of Corporate Governance that would be adopted by the Board of Directors of the Company, and in furtherance of SEC Memorandum Circular No. 2, Series 2002.

Signature of Chairman of the Board

Name: JAMES L. GO

Position: Chairman of the Board

Date: August 29, 2002

JG SUMMIT HOLDINGS, INC.

CORPORATE GOVERNANCE MANUAL

Received by: 2002 AUG 30 PM 4: 12

2002 AUG 30 AM 4 42

August 29, 2002

The Board of Directors of JG Summit Holdings, Inc. (JGSHI) represents the owner's interests in its objective to continuously improve its shareholder's value and to achieve a successful and long-term business. The Board of Directors believes that it has to be actively responsible to ensure that JGSHI is properly managed to attain this result. In addition to fulfilling its obligations for increased shareholder value, the Board of Directors has responsibility to other stakeholders – customers, employees, suppliers and to the communities it operates in, all of whom are important to a successful business.

The Board of Directors and Management (i.e., officers and staff) of JGSHI commit themselves to the principles and best practices as contained in this Corporate Governance Manual, and acknowledge that the same may guide the attainment of our corporate goals.

The Board of Directors and Management, employees and shareholders believe that corporate governance is a necessary component of what constitutes sound business management and will therefore undertake every effort necessary to create awareness within the organization as soon as possible.

Signed:

JAMES L. GO
Chairman of the Board

Compliance with the principles of good corporate governance shall start with the Board of Directors.

It shall be the Board's responsibility to foster the long-term success of the Corporation and secure its sustained competitiveness in a manner consistent with its fiduciary responsibility, which it shall exercise in the best interest of the Corporation, its shareholders and other stakeholders. The Board shall conduct itself with utmost honesty and integrity in the discharge of its duties, functions, and responsibilities.

1. GENERAL RESPONSIBILITY OF THE BOARD OF DIRECTORS

A Director's office is one of trust and confidence. He shall act in a manner characterized by transparency, accountability, and fairness.

2. SPECIFIC DUTIES AND FUNCTIONS OF THE BOARD OF DIRECTORS

To ensure a high standard of best practices for the Corporation and its stakeholders, the Board of Directors shall

2.1. Install with the assistance of the Nomination Committee a process of selection to ensure a mix of competent Directors and Officers.

2.2. Determine the Corporation's purpose, its vision, mission, and strategies to carry out its objectives.

2.3. Ensure that the Corporation complies with all relevant laws, regulations and codes of best business practices.

2.4. Identify the Corporation's major and other stakeholders and formulate a clear policy on communicating or relating with them through an effective investor relations program.

2.5. Adopt a system of internal checks and balances.

2.6. Identify key risk areas and key performance indicators and monitor these factors with due diligence.

2.7. Properly discharge Board functions by meeting regularly. Independent views during Board meetings shall be given due consideration and all such meetings shall be duly minuted.

2.8. Keep Board authority within the powers of the institution as prescribed in the Articles of Incorporation, By-Laws and in existing laws, rules and regulation.

3. **DUTIES AND RESPONSIBILITIES OF A DIRECTOR**

A Director shall have the following duties and responsibilities:

3.1. To conduct fair business transactions with the Corporation and to ensure that personal interest does not bias Board decisions.

3.2. To devote time and attention necessary to properly discharge his duties and responsibilities.

3.3. To act judiciously.

3.4. To exercise independent judgment.

3.5. To have a working knowledge of the statutory and regulatory requirements affecting the Corporation, including the contents of its Articles of Incorporation and By-Laws, the requirements of the Securities and Exchange Commission, and where applicable, the requirements of other regulatory agencies.

3.6. To observe confidentiality.

3.7. To ensure the continuing soundness, effectiveness, and adequacy of the Corporation's control environment.

4. **TRAINING OF NEW DIRECTORS**

4.1. Every Director shall receive appropriate training (including his duties as a Director and how to discharge these duties) when he is first appointed to the Board of Directors. This would include an orientation-training program to ensure that incoming Directors are familiar with the Corporation's business and governance processes.

4.2. If necessary, a new Director may be required to attend a seminar on corporate governance that shall be conducted by a duly recognized private or government institute.

1. To aid in complying with the principles of good corporate governance, the Board of Directors shall establish the necessary specialized Committees with specific responsibilities to assist in the development and implementation of systems and practices that would promote good corporate governance.

2. The Board of Directors shall establish the following committees – Audit, Nomination, and Remuneration and Compensation. Depending on foreseen governance requirements and circumstances, the Board may form a new committee or disband a current committee.

This Charter sets the framework within which the Audit Committee will function to achieve its objectives.

1. MISSION OF THE AUDIT COMMITTEE

The mission of the Audit Committee is to assist the Board of Directors in its fiduciary responsibilities by providing an independent and objective assurance to the Corporation's management and stakeholders in the continuous improvement of risk management systems, business operations and proper safeguarding and use of the Corporation's resources and assets. The Audit Committee provides a general evaluation and gives assistance in the over-all improvement of the risk management, control, and governance processes of the Corporation.

2. ORGANIZATIONAL STATUS

2.1. The Board of Directors establishes the Audit Committee and appoints the members of the Committee.

2.2. This Audit Committee reports functionally to the Board of Directors.

2.3. The Audit Committee shall be composed of five (5) members from the Board of Directors, at least one (1) of whom shall always be an Independent Director.

2.3.1. The Board of Directors shall ensure that each member should have adequate competence and/or experience of financial management systems and environment to enable them to discharge their responsibilities.

2.4. The Board of Directors shall appoint the Independent Director as Committee Chairman or one of the Independent Directors if more than one.

2.5. The Audit Committee, as a body, shall have neither executive nor managerial powers and duties in the Corporation except those relating to the management of the Corporate Auditor.

3. **PURPOSE AND SCOPE OF WORK**

The purpose of the Audit Committee is to lead the general evaluation and to provide assistance in the continuous improvement of the Corporation's risk management, control, and governance processes as designed by management and provide assurance that these are properly functioning. This is to ensure that

3.1. Financial reports comply with established internal policies and procedures, pertinent accounting and audit standards, and regulatory requirements. The Audit Committee reviews the financial reports of the Corporation prior to the Board of Directors' approval.

3.2. Risks are properly identified, evaluated and managed. The Audit Committee provides assessment and independent recommendations on risk management functions specifically in the areas of managing credit, market, liquidity, operational, legal and other risks of the Corporation, and crisis management.

3.3. Audit activities of internal and external auditors are done per plan and deviations are explained. The Audit Committee performs direct interface functions with the internal and external auditors. The Committee reviews, evaluates, and approves the respective audit programs, plans, scope, frequency, and evaluation of risk management, control and governance processes of both the internal and external auditors one (1) month or such reasonable time the Committee may decide prior to the conduct of the audit.

3.4. The Board of Directors is properly assisted in the development of policies that would enhance the risk management and control systems of the Corporation.

4. RESPONSIBILITY

The Audit Committee shall assist the Board of Directors in its fiduciary responsibility for the over-all effectiveness of risk management systems and both the internal and external audit functions of the Corporation. For this purpose, the Audit Committee shall

4.1. Evaluate and approve the Annual Audit Plans, programs, scope and frequency submitted by the Internal Audit and External Auditor.

4.2. Recommend appropriate resources needed by Internal Audit to the Board of Directors.

4.3. Ensure that Internal Audit implements the Annual Audit Plan in an effective, professional, and timely manner.

4.4. Evaluate all significant issues reported by Internal Audit and External Auditors relating to the adequacy, efficiency, and effectiveness of policies, controls, processes, and activities of the Corporation.

4.5. Raise to the Board of Directors these significant issues and failure of business unit or corporate center management to take remedial actions.

4.6. Recommend any improvements in risk management systems and improvement in policies and procedures.

4.7. Ensure that other non-audit work provided by the External Auditor is not in conflict with his functions as External Auditor. The External Auditor shall not at the same time provide the services of internal audit to the company.

4.8. Review the external auditor's management letter and the responses from management and serve as a useful channel of communication between the Board of Directors and External Auditors on matters related to and arising out of the external audit.

4.9. Ensure the compliance of the Corporation with acceptable auditing and accounting standards and regulations.

4.10. See to it that a transparent financial management system is developed that will ensure the integrity of internal control activities throughout the company through a step-by-step procedures and policies handbook that will be used by the entire organization.

4.11. Nominate / re-nominate the External Auditor to the shareholders through the Board of Directors. The nominated External Auditor should enable an environment of good corporate governance as reflected in the Corporation's financial records and reports.

4.11.1. The reason/s for the resignation, dismissal or cessation from service and the date thereof of an External Auditor shall be reported in the Corporation's annual and current reports. The said reports shall include a discussion of any disagreement with said former

External Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.11.2. The Corporation's external auditor may be rotated or the handling partner may be changed every five (5) years or earlier.

5. MEETINGS

5.1. The Audit Committee shall meet at least four (4) times a year, and as many times as the Committee deems necessary.

5.2. The notice and agenda for each meeting shall be circulated to all Audit Committee members before each meeting.

5.3. The Audit Committee may invite other Directors and Executive Officers to attend any meeting.

5.4. The Audit Committee Chairman shall preside in all meetings of the Committee.

5.5. If the Independent Director is not present or if there are less than three (3) members present in the scheduled meeting, there is no quorum. No business shall be transacted at any meeting unless a quorum is present.

5.6. Voting on all Audit Committee resolutions shall be carried by a simple majority of votes. Each member is entitled to one vote save and except that in the event of an equality of votes, the Committee Chairman shall have the casting vote.

5.7. The Audit Committee shall cause proper records of its proceedings to be kept. Members may nominate a member or some other person to be the Committee Secretary to record and keep minutes of meetings and other proceedings.

5.8. Minutes of each meeting is to be prepared and subsequently circulated to the Audit Committee members for approval.

5.9. The minutes shall be circulated to the Board of Directors and the Corporate Secretary for record purposes.

5.10. The Audit Committee may make further rules of procedures or vary or amend existing ones from time to time as the Committee deems fit.

This Charter sets the framework within which the Nomination Committee Charter will function to achieve its objectives.

1. MISSION OF THE NOMINATION COMMITTEE

The mission of the Nomination Committee is to provide the shareholders with an independent and objective evaluation and assurance that the membership of the Board of Directors is competent and will foster the long-term success of the Corporation and secure its sustained competitiveness.

2. ORGANIZATIONAL STATUS

2.1. The Board of Directors establishes the Nomination Committee and appoints the members of the Committee.

2.2. The Nomination Committee shall report directly to the Board of Directors.

2.3. The Nomination Committee shall be composed of five (5) members from the Board, one (1) of whom shall be an Independent Director.

2.3.1. The Board of Directors shall ensure that the members of the Nomination Committee are appropriately qualified to discharge their responsibilities.

2.4. The Nomination Committee shall appoint one of its members to be the Committee Chairman.

3. PURPOSE AND SCOPE OF WORK

The purpose of the Nomination Committee is to assist the Board of Directors in its responsibility in ensuring that all nominees to the Board of Directors are competent and qualified to be nominated as Director based on internal guidelines. This is to ensure that

3.1. There is a proper mix of competent directors that would continuously improve shareholder's value.

3.2. Directors will ensure a high standard of best practices for the Corporation and its stakeholders.

4. RESPONSIBILITY

The Nomination Committee shall be responsible for ensuring that the selection of new members of the Board of Directors is transparent with the end objective of having the Board of Directors increase shareholder value. For this purpose, the Nomination Committee shall

4.1. Pre-screen and shortlist all candidates nominated to become a member of the Board of Directors in accordance with pertinent provisions of the Articles of Incorporation and By Laws of the Corporation, as well as established guidelines on qualifications and disqualifications.

4.2. Recommend guidelines in the selection of nominee/s for directorships which may include the following based on the perceived needs of the Board of Directors at a certain point in time:

4.2.1. Nature of the business of the Corporations which he is a director of

4.2.2. Age of the director nominee

4.2.3. Number of directorships/active memberships and officerships in other corporations or organizations

4.2.4. Possible conflict of interest

4.3. Recommend guidelines in the determination of the optimum number of directorships/active memberships and officerships in other corporations allowable for members of the Board of Directors. The capacity of directors to serve with diligence shall not be compromised.

4.4. Recommend to the Board of Directors regarding the size and composition of the Board in view of long term business plans, and the needed appropriate skills and characteristics of the Board members.

5. MEETINGS

5.1. The Nomination Committee shall meet at least once a year, and as many times as the Committee deems necessary.

5.2. The notice and agenda for each meeting shall be circulated to all Nomination Committee members before each meeting.

5.3. The Nomination Committee may invite other Directors and Executive Officers to attend any meeting.

5.4. The Nomination Committee Chairman shall preside in all meetings of the Committee. In his absence, the members present shall elect from among themselves one member to preside over the particular meeting.

5.5. The quorum at any meeting shall be not less than three (3) members. No business shall be transacted at any meeting unless a quorum is present.

5.6. Voting on all Nomination Committee resolutions shall be carried by a simple majority of votes. Each member is entitled to one vote save and except that in the event of an equality of votes, the Committee Chairman or the member presiding over the meeting shall have the casting vote.

5.7. The Nomination Committee shall cause proper records of its proceedings to be kept. Members may nominate a member or some other person to be the Committee Secretary to record and keep minutes of meetings and other proceedings.

5.8. Minutes of each meeting is to be prepared and subsequently circulated to the Committee members for approval.

5.9. The minutes shall be circulated to the Board of Directors and the Corporate Secretary for record purposes.

5.10. The Nomination Committee may make further rules of procedures or vary or amend existing ones from time to time as the Committee deems fit.

In addition to the pertinent provisions of the Articles of Incorporation and By Laws of the Corporation, the following general guidelines shall be observed in the initial evaluation of director-nominees to the Board of Directors

1. QUALIFICATIONS

All of the following are the required qualifications of a Director:

1.1. He should be a holder of at least one (1) share of stock of the Corporation;

1.2. He shall be at least a college graduate or have sufficient experience in managing the business to substitute for such formal education;

1.3. He shall be at least twenty one (21) years old;

1.4. He shall have proven to possess integrity and probity; and

1.5. He shall be assiduous.

2. DISQUALIFICATION

Any of the following shall be a ground for the disqualification of a Director:

2.1. Any person finally convicted judicially of an offense involving moral turpitude or fraudulent act or transgressions;

2.2. Any person finally found by the Securities and Exchange Commission or a court or other regulatory body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Corporation Code, or any other law administered by the Commission or Bangko Sentral ng Pilipinas, or any rule, regulation or order of the Commission or Bangko Sentral ng Pilipinas;

2.3. Any person judicially declared to be insolvent;

2.4. Any person finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in the foregoing paragraphs; and

2.5. Conviction by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the Corporation Code, committed within five (5) years prior to the date of his election or appointment.

3. TEMPORARY DISQUALIFICATION

Any of the following shall be a ground for the temporary disqualification of a Director:

3.1. Refusal to fully disclose the extent of his business interest as required under the Securities Regulation Code and its Implementing Rules and Regulations. This disqualification shall be in effect as long as his refusal persists;

3.2. Absence or non-participation for whatever reason/s for more than fifty percent (50%) of all meetings, both regular and special, of the Board of Directors during his incumbency, or any twelve (12) month period during said incumbency. This disqualification applies for purposes of the succeeding election;

3.3. Dismissal/termination from directorship in another listed corporation for cause. This disqualification shall be in effect until he has cleared himself of any involvement in the alleged irregularity;

3.4. Being under preventive suspension by the Corporation;

3.5. If the independent Director becomes an officer or employee of the same corporation, he shall be automatically disqualified from being an independent Director; and

3.6. Conviction that has not yet become final referred to in the grounds for the disqualification of directors.

This Charter sets the framework within which the Remuneration and Compensation Committee will function to achieve its objectives.

1. MISSION OF THE REMUNERATION AND COMPENSATION COMMITTEE

The mission of the Remuneration and Compensation Committee is to objectively recommend a formal and transparent framework of remuneration and evaluation for the members of the Board of Directors and key executives to enable them to run the Corporation successfully.

2. ORGANIZATIONAL STATUS

2.1. The Board of Directors establishes the Remuneration and Compensation Committee and appoints the members of the Committee.

2.2. The Remuneration and Compensation Committee shall report directly to the Board of Directors.

2.3. The Remuneration and Compensation Committee shall be composed of five (5) members from the Board, one (1) of whom shall be an Independent Director.

2.4. The Remuneration and Compensation Committee shall appoint one of its members to be Committee Chairman.

3. PURPOSE AND SCOPE OF WORK

The purpose of the Remuneration and Compensation Committee is to recommend a formal and transparent remuneration and compensation system for the Directors and key executives and to provide assurance that this system is properly functioning. This is to ensure that

3.1. The level and type of remuneration to Directors and key executives are transparent and appropriate to attract, retain, and motivate them

3.2. There is a proper evaluation system wherein a portion of remuneration is tied-up to the attainment of corporate goals and objectives

4. **RESPONSIBILITY**

The Remuneration and Compensation Committee recommends for Board approval a formal and transparent policy and system of remuneration and evaluation of the Directors of the Board and company officers. For this purpose, the Committee shall

4.1. Recommend a formal and transparent procedure for developing a policy on executive remuneration and evaluation and for fixing the remuneration packages of Directors and Officers that is consistent with the Corporation's culture, strategy, and control environment.

4.2. Recommend the amount of remuneration, which shall be in a sufficient level to attract and retain directors and officers who are needed to run the company successfully.

4.3. Disallow any director to decide his remuneration.

4.4. Recommend a form on Full Business Interest Disclosure as part of the pre-employment requirements for all incoming officers, which among others compel all officers to declare under the penalty of perjury all of their existing business interests or shareholdings that may directly or indirectly conflict in their performance of duties once hired.

4.5. Review from time to time the existing Human Resources Development Handbook, to strengthen provisions on conflict of interest, salaries and benefits policies, promotion and career advancement directives and compliance of personnel concerned with all statutory requirements that must be periodically met in their respective posts.

4.6. Provide in the Corporation's annual reports, information and proxy statements a clear, concise and understandable disclosure of aggregate compensation of its executive officers for the previous fiscal year and the ensuing year as prescribed by the Securities and Exchange Commission or other regulatory agency.

5. MEETINGS

5.1. The Remuneration and Compensation Committee shall meet at least once a year, and as many times as the Committee deems necessary.

5.2. The notice and agenda for each meeting shall be circulated to all Committee members before each meeting.

5.3. The Remuneration and Compensation Committee may invite other Directors and Executive Officers to attend any meeting.

5.4. The Committee Chairman shall preside in all meetings of the Committee. In his absence, the members present shall elect from among themselves one member to preside over the particular meeting.

5.5. The quorum at any meeting shall be not less than three (3) members. No business shall be transacted at any meeting unless a quorum is present.

5.6. Voting on all Remuneration and Compensation Committee resolutions shall be carried by a simple majority of votes. Each member is entitled to one vote save and except that in the event of an equality of votes, the Committee Chairman or the member presiding over the meeting shall have the casting vote.

5.7. The Remuneration and Compensation Committee shall cause proper records of its proceedings to be kept. Members may nominate a member or some other person to be the Committee Secretary to record and keep minutes of meetings and other proceedings.

5.8. Minutes of each meeting is to be prepared and subsequently circulated to the Remuneration and Compensation Committee members for approval.

5.9. The minutes shall be circulated to the Board and the Corporate Secretary for record purposes.

5.10. The Remuneration and Compensation Committee may make further rules of procedures or vary or amend existing ones from time to time as the Committee deems fit.

This Charter sets the frame within which the Internal Audit will function to achieve its objectives.

1. MISSION OF INTERNAL AUDIT

The mission of Internal Audit is to provide independent and objective assurance within the Corporation, designed to add value and improve the Corporation's operations. It helps the Corporation accomplish its objectives by bringing a systematic, disciplined approach to evaluate and to improve the effectiveness of risk management, control, and governance processes.

2. ORGANIZATIONAL STATUS

2.1. The Corporate Auditor heads the Internal Audit.

2.2. The Corporate Auditor reports functionally to the Audit Committee and administratively to the Chairman of the Board.

2.3. The Corporate Auditor shall have no executive or managerial powers and duties in the Corporation except those relating to the management of the Internal Audit.

2.4. Internal Audit shall have an independent status and will not be involved in the day to day internal checking systems of the business units and corporate centers in the Corporation. It is the responsibility of management to plan, organize, and direct activities to provide reasonable assurance that established goals will be achieved. Internal Audit will examine and evaluate the planning, organizing, and directing processes established and maintained by business unit and corporate center management.

3. PURPOSE AND SCOPE OF WORK

The purpose of Internal Audit is to examine and evaluate whether the Corporation's risk management, controls, and processes, as designed by management, are adequate, efficient, and functioning in a manner to ensure that:

3.1. Programs, plans, goals and objectives are achieved.

3.2. Employee's actions are in compliance with policies, code of conduct, standards, procedures, and applicable laws and regulations.

3.3. Authorities and responsibilities are clear, properly assigned, and documented.

3.4. Risks are appropriately identified, evaluated, and managed.

3.5. Changes in functions, services, processes, and operations are properly evaluated.

3.6. Significant legislative or regulatory issues impacting the Corporation are recognized and addressed appropriately.

3.7. Control activities are integral part of daily operations. The minimum internal control mechanisms for management's operational responsibility shall center on the Chief Executive Officer, being ultimately accountable for the corporation's organizational and procedural controls.

3.8. Adequate controls are incorporated into information technology systems.

3.9. Assets or resources are acquired economically, used efficiently, and adequately protected or safeguarded.

3.10. Financial, management, and operating information are reliable, timely, relevant, accurate, accessible, and provided in a consistent format.

3.11. Channels of communication are effective to ensure that interaction with business units, corporate centers or divisions occurs as needed.

3.12. Continuous quality improvement is fostered in the business unit and corporate center's control processes.

4. RESPONSIBILITY

The Internal Audit shall be solely responsible for the planning, implementation, and reporting of the internal audits. For this purpose, Internal Audit shall:

4.1. Prepare a forward Strategic Plan to set the direction and approach of audits in the long term.

4.2. In consultation with the Chief Executive Officer, President, business unit and corporate center management, prepare a detailed and flexible Annual Audit Plan using risk-based, process focused methodology. This Annual Audit Plan is submitted to the Audit Committee for approval.

4.3. Implement the approved Annual Audit Plan in an effective, professional, and timely manner.

4.4. Report in a timely manner significant issues noted during the audit relating to the adequacy, efficiency, and effectiveness of policies, controls, processes, and activities of the Corporation. As directed by or under the policies of the Audit Committee, furnishes auditees and/or any other member of management copies of the reports.

4.5. Recommend any improvement in policies and procedures, systems of controls, processes, and other financial and operational matters to assist management in the effective discharge of their responsibilities, in order to minimize or prevent waste, extravagance, negative image, and fraud. The management of the business unit or corporate center is responsible to implement specific recommendations.

4.6. Draw attention to any failure to take remedial actions

4.7. Report quarterly to the Audit Committee on the performance of the Internal Audit, which includes the status of audits, compliance with Annual Audit Plan, significant interim changes, and the sufficiency of available resources to Internal Audit.

4.8. Keep informed the Audit Committee of emerging trends and successful practices in the field of internal audit.

4.9. Coordinate with external auditors and ensure that the audit works are complementary to optimize coverage at a reasonable cost.

4.10. Comply with Standards, Codes of Conduct, and Ethics that are promulgated by the relevant professional and regulatory bodies.

5. AUTHORITY

Subject to the approval of the Audit Committee, the Internal Audit is authorized to:

5.1. Decide on the nature, scope, timing, and frequencies of audit.

5.2. Allocate resources and apply different techniques required to accomplish audit objectives.

5.3. Assess and recruit personnel with sufficient knowledge, skills, experience, and professional certifications to meet the requirements of this charter provided within policy and approved budget.

5.4. Have discussions with managers and employees of the Corporation at any reasonable time.

5.5. Attend or participate in meetings relating to the Board's oversight responsibilities for auditing, financial reporting, corporate governance, and control.

5.6. Have full and free access to the Audit Committee.

5.7. Obtain the necessary assistance of business unit or corporate center personnel, as well as other specialized services from within or outside the organization.

The Corporate Secretary is an officer of Corporation and must be exemplary in performance. Likewise, his loyalty to the mission, vision and specific business objectives of the Corporation come with his duties.

The Corporate Secretary shall be a Filipino citizen.

Considering his varied functions and duties, he must possess administrative and interpersonal skills. He must also have some financial, accounting, and legal skills.

1. DUTIES AND RESPONSIBILITIES

To ensure good corporate governance, the Corporate Secretary shall

1.1. Gather and analyze all documents, records and other information essential to the conduct of his duties and responsibilities to the Corporation.

1.2. As to agenda, get a complete schedule thereof at least for the current year and put the Board on notice before every meeting.

1.3. Assist the Board in making business judgment in good faith and in the performance of their responsibilities and obligations.

1.4. Attend all Board meetings and maintain records of the same.

1.5. Submit as may be required by the Securities and Exchange Commission, at the end of every fiscal year, an annual certification as to the attendance of the Directors during Board meetings.

The Corporation recognizes that the strongest proof of good corporate governance is what is visible to the eyes of its investors. Therefore, the following provisions are issued for the guidance of all internal and external parties concerned, as governance covenant between the company and all its investors.

The Board of Directors shall be committed to respect the following rights of the stockholders:

1. **Voting Right**

   1.1. Shareholders shall have the right to elect, remove, and replace directors and vote on certain corporate acts in accordance with the Corporation Code.

   1.2. Cumulative voting shall be used in the election of directors.

   1.3. A Director shall not be removed without cause.

2. **Pre-emptive Right**

   All stockholders shall have pre-emptive rights, unless the same is denied in the Articles of Incorporation or an amendment thereto. They shall have the right to subscribe to the capital stock of the Corporation. The Articles of Incorporation shall lay down the specific rights and powers of shareholders with respect to the particular shares they hold, all of which shall be protected by law so long as they shall not be in conflict with the Corporation Code.

3. **Power of Inspection**

   All shareholders shall be allowed to make reasonable requests to inspect corporate books and records including minutes of Board meetings and stock registries in accordance with the Corporation Code and shall be furnished with annual reports, including financial statements, without cost or restrictions at reasonable business hours.

4. **Right to Information**

   4.1. The shareholders shall be provided, upon request, with periodic reports that disclose personal and professional information about the Directors and Officers in accordance with law.

   4.2. The minority shareholders shall be granted the right to propose the holding of a meeting, and the right to propose items in the agenda of the meeting, provided the items are for legitimate business purposes.

   4.3. The minority shareholders shall have access to information relating to matters for which management is accountable for in accordance with law.

5. **Right to Dividends**

5.1. Shareholders shall have the right to receive dividends subject to the discretion of the Board.

5.2. The company shall be compelled to declare dividends when its retained earnings shall be in excess of 100% of its paid-in capital stock, except: a) when justified by definite corporate expansion projects or programs approved by the Board or b) when the Corporation is prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its consent, and such consent has not been secured; or c) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the Corporation, such as when there is a need for special reserve for probable contingencies.

6. **Appraisal Right**

The shareholders shall have appraisal right or the right to dissent and demand payment of the fair value of their shares in the manner provided for under Section 82 of the Corporation Code of the Philippines, under any of the following circumstances:

6.1. In case any amendment to the Articles of Incorporation has the effect of changing or restricting the rights of any stockholders or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

6.2. In case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets as provided in the Corporation Code; and

6.3. In case of merger or consolidation.

7. **Promotion of Shareholder Rights**

It shall be the duty of the Directors to promote shareholder rights, remove impediments to the exercise of shareholders' rights and allow possibilities to seek redress for violation of their rights. They shall encourage the exercise of shareholders' voting rights and the solution of collective action problems through appropriate mechanisms. They shall be instrumental in removing excessive costs and other administrative or practical impediments to shareholders participating in meetings and/or voting in person. The Directors shall pave the way for the electronic filing and distribution of shareholder information necessary to make informed decisions subject to legal constraints.

Compliance with the principles of good corporate governance as stated in this Manual is one of the objectives of the Board of Directors.

The Board of Directors sets forth the following framework to assure adherence by the Corporation with the principles of good corporate governance.

1. COMPLIANCE OFFICER

1.1. The Chairman of the Board of Directors shall designate a Compliance Officer who shall hold the position of a Vice President or its equivalent.

1.2. He shall have direct reporting responsibilities to the Chairman of the Board.

1.3. The appointment of the Compliance Officer shall be disclosed immediately to the Securities and Exchange Commission using SEC Form 17-C. All correspondences relative to his functions as such shall be addressed to the said Compliance Officer.

2. DUTIES OF THE COMPLIANCE OFFICER

The Compliance Officer shall perform the following duties:

2.1. Monitor the actual compliance of the Corporation with the provisions and requirements of this Corporate Governance Manual;

2.2. Identify, monitor and control compliance risks;

2.3. Determine violation/s to the provision/s of the Manual and recommend penalty for violation thereof for further review and approval of the Board of Directors;

2.4. Issue a certification every January 30th of the year on the extent of the Corporation's compliance with this Corporate Governance Manual for the previous calendar year, explaining the reason/s of the latter's deviation from the same;

2.5. Appear before the Securities and Exchange Commission upon summon on similar matters that need to be clarified by the same.

1. Each Committee shall report regularly to the Board of Directors.

2. The Compliance Officer shall establish an evaluation system to determine and measure compliance with this Manual. Any violation thereof shall subject the responsible officer or employee to the penalties as provided in this Manual.

3. The establishment of such evaluation system, including the features thereof, shall be disclosed in the company's annual report (SEC Form 17-A) or in such form of report that is applicable to the Corporation. The adoption of such performance evaluation system must be approved by the Board of Directors.

4. This Manual shall be subject to quarterly review unless the same frequency is amended by the Board of Directors.

5. All business processes and practices being performed within any department or business unit of the Corporation that are not consistent with any portion of this manual shall be revoked unless upgraded to the compliant extent.

1. An adequate number of printed copies of this Manual must be reproduced under the supervision of Human Resources Department, with a minimum of at least one (1) hard copy of the Manual per department.

2. This Corporate Governance Manual shall be made available for inspection by any stockholder of the Corporation at reasonable hours on business days.

3. All Directors, Executives, and Department Heads are tasked to ensure the thorough dissemination of this Corporate Governance Manual to all employees and related third parties, and to likewise enjoin compliance in the process.

4. If necessary, funds shall be allocated by the Chief Executive Officer for the purpose of conducting an information session within the Corporation to operationalize this Manual.

1. Each Committee shall report regularly to the Board of Directors.

2. The Compliance Officer shall establish an evaluation system to determine and measure compliance with this Manual. Any violation thereof shall subject the responsible officer or employee to the penalties as provided in this Manual.

3. The establishment of such evaluation system, including the features thereof, shall be disclosed in the company's annual report (SEC Form 17-A) or in such form of report that is applicable to the Corporation. The adoption of such performance evaluation system must be approved by the Board of Directors.

4. This Manual shall be subject to quarterly review unless the same frequency is amended by the Board of Directors.

5. All business processes and practices being performed within any department or business unit of the Corporation that are not consistent with any portion of this manual shall be revoked unless upgraded to the compliant extent.

1. To strictly observe and implement the provisions of this manual, the following penalties shall be imposed, after notice and hearing, on the company's directors, officers, staff, subsidiaries and affiliates and their respective directors, officers and staff in case of violation of any of the provision of this Manual:

   1.1. First Violation - The subject person shall be reprimanded.

   1.2. Second Violation - Suspension from office shall be imposed. The duration of the suspension shall depend on the gravity of the violation.

   1.3. Third Violation - The maximum penalty of removal from office shall be imposed.

2. The commission of a third violation of this manual by any member of the Board of Directors of the company or its subsidiaries and affiliates shall be a sufficient cause for removal from directorship.

3. The Compliance Officer shall be responsible for determining violation/s through notice and hearing and shall recommend to the Chairman of the Board the imposable penalty for such violation, for further review and approval of the Board of Directors.

The Board of Directors have strong adherence to the principles of transparency, accountability and fairness in order to have good corporate governance.

The Board of Directors shall see to it that the following are complied with:

1. All material information, i.e., anything that could potentially affect share price, shall be publicly disclosed. Such information shall include earnings results, acquisition or disposal of assets, board changes, related party transactions, shareholdings of directors and changes to ownership.

2. Other information that shall always be disclosed includes remuneration (including stock options) of all directors and senior management, corporate strategy, and off balance sheet transactions.

3. All disclosed information should be released via the approved stock exchange procedure for company announcements as well as through the Annual Report.

4. The Board of Directors shall commit at all times to fully disclose material information dealings. It shall cause the filing of all required information for the interest of the stakeholders.

FILE

2002 SEP 23 PM 5:08

PSE Code HO-180

COVER SHEET

| 1 | 8 | 4 | 0 | 4 | 4 |

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(September 23, 2002 Disclosure on Sale and Acquisition by Directors of JG Summit Holdings, Inc. shares)

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ______ LCU

Document I.D. ______ Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 23, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Mr. John Gokongwei, Jr., Director and Chairman Emeritus of JG Summit Holdings, Inc., sold 469,690,558 shares of JG Summit Holdings, Inc. at P1.38 per share on September 12, 2002.

234,845,280 shares of JG Summit Holdings, Inc. were acquired at P1.38 per share on September 12, 2002 under the account name "Lance Y. Gokongwei &/or Elizabeth Gokongwei". Mr. Lance Y. Gokongwei is Director, President and Chief Operating Officer of JG Summit Holdings, Inc.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

September 23, 2002
(Date)

/mhd

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1		17-C		Second Thursday of June
Month			Day			FORM TYPE		Month / Day

Fiscal Year **(Report on Subsidiary's Acquisition of Shares dated September 30, 2002)** Annual Meeting

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 30, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 752,000 shares of Universal Robina Corporation at P3.70 per share on September 26, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

September 30, 2002
(Date)

/mhd

[redacted]

FILE

PSE Code HO-180

COVER SHEET

						1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1		1	7	-	C		Second Thursday of June
Month			Day			FORM TYPE					Month / Day

Fiscal Year **(Report on Subsidiary's Acquisition of Shares dated October 2, 2002)** Annual Meeting

N/A
Secondary License Type, If Applicable

[ ][ ][ ]
Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

[ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]
File Number

______
LCU

[ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]
Document I.D.

______
Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 2, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: ______
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 253,000 shares of Universal Robina Corporation at P3.70 per share on September 27, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

October 2, 2002
(Date)

FILE

OSCAR L. GOMEZ
2002 OCT -4 PM 3:09

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR.
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

Month	Day	FORM TYPE	Annual Meeting (Month / Day)
12	31	17-C	Second Thursday of June

Fiscal Year

(Report on Subsidiary's Acquisition of Shares dated October 4, 2002)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

9

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 4, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 5,000,000 shares of JG Summit Holdings, Inc. at P1.36 per share on October 2, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 4, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE 1

PSE Code HO-180

2002 OCT -9

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G   S U M M I T   H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F   R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B   A V E . C O R . P O V E D A   S T
O R T I G A S   C E N T E R , P A S I G   C I T Y

(Business Address: No. Street City/Town /Province)

EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	2 3 - B	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

(Statement of Changes in Beneficial Ownership of Securities of Mr. John Gokongwei, Jr. as Director and 10% Beneficial Owner for the month of September 2002)

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE
Metro Manila, Philipp

FORM 23-B

☐ Check box if no longer subject to filing requirement

02 OCT 8 AM 10 35

STATEMENT OF CHANGES IN BENEFICIAL

Filed pursuant to Section 23 of the Securities Regulatior

1. Name and Address of Reporting Person GOKONGWEI, JOHN JR. (Last) (First) (Middle)	2. Issuer Name and Trading Symbol JG Summit Holdings, Inc. (JGS)	
43/F Robinsons-Equitable Tower, ADB Ave. (Street)	3. Tax Identification Number 124-294-226	5. Statement for Month/Year Septembe
cor. Poveda St., Ortigas Center, Pasig City (City) (Province) (Postal Code)	4. Citizenship Filipino	6. If Amendment, [...] Original (MonthY[...] N.A.

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	
Common shares at P1.00 par value				
Direct - John Gokongwei, Jr.				
Indirect - John &/or Lance Gokongwei				
John Gokongwei, Jr.	09.27.2002	469,690,558	D	

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Respo

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respe

FORM 23-B (continued)

Table II - Derivative Securities Acquired
(e.g., warrants, options,

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Ex Exp (M
			Amount	(A) or (D)	Dat
N.A.					

Explanation of Responses:

Intentional misstatements or omissions of facts Criminal Vilations under the RSA.

Note: File five (5) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

FILE 1

PSE Code HO-180

COVER SHEET

2002 OCT

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40

Month	Day	FORM TYPE	Month / Day
1 2	3 1	2 3 - B	Second Thursday of June
Fiscal Year			Annual Meeting

(Statement of Changes in Beneficial Ownership of Securities of Mr. Lance Y. Gokongwei as Director and Officer for the month of September 2002)

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.:

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FORM 23-B

☐ Check box if no longer subject to filing requirement

2002 OCT 8 AM 10 05

2002 OCT -8 PM 3:03

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person **GOKONGWEI, LANCE Y.** (Last) (First) (Middle)	2. Issuer Name and Trading Symbol **JG SUMMIT HOLDINGS, INC.**		8. Relationship of Reporting Person To Issuer (Check all applicable) X Director ___ 10% Owner X Officer ___ Other (give title below) (Specify below) DIRECTOR, President and Chief Operating Officer
43RD Flr. Robinsons Equitable Tower ADB Avenue cor. Poveda St. (Street)	3. Tax Identification No: 116-312-586	5. Statement for Month/Year **September 2002**	
Otigas Center, Pasig City (City) (Province) (Postal Code)	4. Citizenship **FILIPINO**	6. If Amendment, Date of Original (Month/Year)	

Table 1-Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Mo/Day/Yr)	4. Securities Acquired (A) Securities Disposed of (D) Amount	(A) or (D)	Prices	3. Amount of Securities Beneficially Owned at end of Month	4. Ownership Form Direct (D) or Indirect (I)	5. Nature of Indirect Beneficial Ownership
					2,157,069	**Balance as of**	**08/31/2002**
COMMON SHARES AT 1.00 PAR VALUE							
Indirect – Lance &/or Elizabeth Gokongwei	**09/27/02**	**234,845,280**	**(A)**				
					237,002,349	**Balance as of**	**09/30/2002**

Reminder: Report on a separate lone for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes power to vote, or to direct the voting of, such security, and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder, or

FORM 23-B

Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. warrants, optionce. Convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired(A) or Disposed(D)		5. Date Exercisable and Expiration Date (Month/Date/Yr)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of month	9. Ownership Form of Derivative Security Direct(D)or Indirect(I)	10. Nature of Indirect Beneficial Ownership
			Amount	(A)or(D)	Date Exercisable	Date Exercisable	Title	Amount or Number of shares				
N.A.												

Explanation of Responses:

Intentional mistatements or omissions of facts Criminal Violations under the RSA.

LANCE Y. GOKONGWEI
Signature of Reporting Person Date

Note: File five (5) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.